EXHIBIT 4.3

AMENDMENT NO. 1 TO

AMENDED AND RESTATED PREFERRED STOCK RIGHTS AGREEMENT

THIS AMENDMENT NO. 1, dated as of December 14, 2006 (this “Amendment”), amends that certain Amended and Restated Preferred Stock Rights Agreement dated as of November 22, 2004 (the “Rights Agreement”), by and between Catalytica Energy Systems, Inc., a Delaware corporation (the “Company”), and Mellon Investor Services LLC, a New Jersey limited liability company (the “Rights Agent”).  Capitalized terms used but not defined herein have the meanings ascribed to them in the Rights Agreement.

RECITALS

A.            At a special telephonic meeting of the Board of Directors of the Company (the “Board”), the Board resolved to amend the definition of “Acquiring Person” set forth in Section 1(a) of the Rights Agreement, as set forth below.

B.            Section 27 of the Rights Agreement provides in pertinent part that prior to the occurrence of a Distribution Date, the Company may amend the Rights Agreement in any respect without the approval of any holders of Rights and that upon the delivery of a certificate from an appropriate officer of the Company that states that the proposed amendment is in compliance with the terms of such Section 27, and provided such amendment does not change or increase the Rights Agent’s rights, duties or obligations, the Rights Agent shall execute such amendment.

C.            Concurrently with the execution hereof, the Company is delivering such a certificate from an appropriate officer of the Company, certifying that this Amendment is in compliance with the terms of such Section 27.

In consideration of the foregoing, the parties hereto agree as follows:

AGREEMENT

1.             Section 1(a) of the Rights is hereby amended and restated in its entirety to read as follows:

(a) “Acquiring Person” shall mean any Person, who or which, together with all Affiliates and Associates of such Person, shall be the Beneficial Owner of 20% or more of the Common Shares then outstanding, but shall not include the Company, any Subsidiary of the Company or any employee benefit plan of the Company or of any Subsidiary of the Company, or any entity holding Common Shares for or pursuant to the terms of any such plan; provided, however, that Morgan Stanley Capital Partners III, L.P. (“MSCP”) shall not be deemed an “Acquiring Person” until such time as MSCP shall be the Beneficial Owner of 21.5% or more of the Company’s Common Shares then outstanding (not including any Common Shares held by any MSCP affiliate for market-making purposes or in the ordinary course of such MSCP affiliate’s asset management operations) or announces a tender offer to acquire 21.5% or more of the Company’s Common Shares then outstanding (collectively, the “Limitations”).  Notwithstanding the foregoing, no Person shall be deemed to be an Acquiring Person as the result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 20% or more of the Common Shares of the Company then outstanding (or with respect to MSCP, increases such number of shares to 21.5% or more of the Common Shares of the Company then outstanding; provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the Common Shares of the Company then outstanding (or with respect to MSCP, shall become the Beneficial Owner of 21.5% or more of the Common Shares of the Company then outstanding) by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of any additional Common Shares of the Company (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), then such Person shall be deemed to be an Acquiring Person unless upon becoming the Beneficial Owner of such additional Common Shares of the Company such Person does not beneficially own 20% or more of the Common Shares of the Company then outstanding (or with respect to MSCP, does not beneficially own 21.5% or more of the Common Shares of the Company then outstanding).  Notwithstanding the foregoing, (i) if the Company’s Board of Directors determines in good faith that a Person who would otherwise be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), has become such inadvertently (including, without limitation, because (A) such Person was unaware that it beneficially owned a percentage of the Common Shares that would otherwise cause such Person to be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), or (B) such Person was aware of the extent of the Common Shares it beneficially owned but had no actual knowledge of the consequences of such beneficial ownership under this Agreement) and without any intention of changing or influencing control of the Company, and if such Person divested or divests with reasonable promptness (as determined in the discretion of the Board of Directors of the Company) a sufficient number of Common Shares so that such Person would no longer be an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), then such Person shall not be deemed to be or to have become an “Acquiring Person” for any purposes of this Agreement; and (ii) if, as of the date hereof, any Person is the Beneficial Owner of 20% or more of the Common Shares outstanding (or with respect to MSCP, is the Beneficial Owner of 21.5% or more of the Common Shares outstanding), such Person shall not be or become an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), unless and until such time as such Person shall become the Beneficial Owner of additional Common Shares (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), unless, upon becoming the Beneficial Owner of such additional Common Shares, such Person is not then the Beneficial Owner of 20% or more of the Common Shares then outstanding (or with respect to MSCP, is not then the Beneficial Owner of 21.5% or more of the Common Shares then outstanding).

In its determination of whether a Person has divested or shall divest with reasonable promptness in accordance with this paragraph (a), the Board of Directors of the Company may take into account such factors as it deems relevant, which may in the discretion of the Board of Directors include the potential impact of the divestiture by such Person on the Company’s stock price, any liability of such Person which may result from such divestment arising in connection with Section 16 of the Exchange Act and any undertakings by such Person, which the Board of Directors of the Company deems reasonably necessary to ensure compliance with this paragraph (a).

2.             Governing Law.  This Amendment shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State; provided, however, that all provisions regarding the rights, duties and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.

3.             Counterparts.  This Amendment may be executed in any number of counterparts, each of which shall be an original and all of which together shall constitute one instrument.

4.             No Other Changes.  Except as expressly amended, modified or superseded by this Amendment, the terms of the Rights Agreement shall remain in full force and effect.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written

“COMPANY”

CATALYTICA ENERGY SYSTEMS, INC.
a Delaware corporation

By:	/s/ Robert W. Zack

Name:	Robert W. Zack

Title:	President and Chief Executive Officer

“RIGHTS AGENT”

MELLON INVESTOR SERVICES LLC
A New Jersey limited liability company

By:	/s/ Asa Drew

Name:	Asa Drew

Title:	Assistant Vice President